UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐  Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:                    December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chimera Investment Corporation
Full Name of Registrant

Former Name if Applicable

1211 Avenue of the Americas, Suite 2902
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Chimera Investment Corporation (the “Company”) is completing the preparation of its financial statements for the year ended December 31, 2011 and the Annual Report on Form 10-K.  Additional time is required in order for the Company to review the application of GAAP guidance to certain of its non-Agency assets.  The Annual Report on Form 10-K for the year ended December 31, 2011 will be filed within the extension period provided under Rule 12b-25.

This review may result in a non-cash change in the GAAP accounting results of the Company that will not affect the Company’s previously announced GAAP or economic book values, actual cash flows, dividends and taxable income for any period.  The Company’s previously announced third quarter 2011 GAAP book value of $3.27 per share and economic book value of $3.01 per share will not change as a result of this analysis. The Company has determined that as of December 31, 2011, its GAAP book value was $2.97 per share, its economic book value was $2.82 per share, and its taxable income for the fourth quarter 2011 was $0.11 per share. The Company’s dividend distributions are based on taxable income, not GAAP income, and the results of this analysis will have no impact on the Company’s prior or future dividend distributions.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

A. Alexandra Denahan	(212)	696-0100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Company has not completed the preparation of its financial statements for the year ended December 31, 2011 as it is reviewing the application of GAAP guidance to certain of its non-Agency assets.  Therefore, the Company is currently unable to provide a reasonable estimate of whether there will be any significant changes in the Company’s results of operations for the quarter and year ended December 31, 2011 as compared to the corresponding periods in 2010.

Cautionary Statement Regarding Forward-Looking Information

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, relating to the Company’s expected financial results and financial statements. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s review of the application of GAAP guidance to certain of its non-Agency assets that would further delay the filing of the Company’s Form 10-K and other factors as may periodically be described in the Company’s filings with the SEC.

Chimera Investment Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2012	By	/s/ A. Alexandra Denahan
A. Alexandra Denahan
Chief Financial Officer